Exhibit 8.1

List of Subsidiaries

Name	Place of Incorporation
ChipMOS TECHNOLOGIES INC.	Republic of China

ChipMOS Japan Inc.	Japan

ChipMOS USA Inc.	California, U.S.A.

PlusMOS Technologies Inc	Republic of China

ThaiLin Semiconductor Corp.	Republic of China

CHANTEK ELECTRONIC CO. LTD.	Republic of China

Advanced Micro Chip Technology Co., Ltd.	Republic of China